UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1        “Embraer Overseas Limited Files Resale Shelf Registration Statement Registering its 5.696% Senior Notes due 2023,” press release dated June 24, 2014

99.2        Form of Selling Noteholder Notice and Questionnaire

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

Exhibit 99.1

Embraer Overseas Limited Files Resale Shelf Registration Statement Registering its 5.696% Senior Notes due 2023

São José dos Campos, Brazil, June 24, 2014 – Embraer S.A. (“Embraer”), announced today that it has filed on Amendment No. 1 an Form F-3 shelf registration statement to Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) to register the 5.696% Senior Notes due 2023 (the “2023 Notes”) previously issued by Embraer Overseas Limited (“Issuer”) and guaranteed by Embraer for resale by the noteholders.

The 2023 Notes were issued to noteholders in connection with exchange offers completed on September 16, 2013 and September 30, 2013 by the issuer and Embraer in reliance on Rule 144A and Regulation S under the Securities Act of 1933. At that time, pursuant to a registration rights agreement, Issuer and Embraer agreed to register the 2023 Notes before June 27, 2014 (the “Target Date”) by means of an exchange offer or, if they determined that such exchange offer would not be completed by the Target Date, by way of a shelf registration statement.

On April 17, 2014, the Issuer and Embraer initiated the exchange offer by filing a registration statement on Form F-4 with the SEC and, before the Form F-4 was declared effective, they determined that such exchange offer would not close before the Target Date.  As a result, the Issuer and Embraer have filed the Registration Statement converting the exchange offer to a shelf registration statement.  Issuer and Embraer anticipate that the Registration Statement will be declared effective before or on the Target Date.

To register the 2023 Notes under the Registration Statement, noteholders must be added to the Registration Statement by amendment or prospectus supplement. Under the registration rights agreement, noteholders can be added by submitting a completed and signed notice of registration statement questionnaire to Issuer, if and when they wish to register their 2023 Notes. Noteholders can download the questionnaire which was also made available under a Form 6-K furnished in June 24, 2014, indenture, form of first supplemental indenture including the form of the global notes or registration rights agreement from Embraer’s website at www.embraer.com.br.

Concurrently or promptly following the addition of noteholders to the Registration Statement, the Issuer and Embraer will provide all necessary instructions and documentation to the trustee to allow noteholders to own beneficial ownership in unrestricted 2023 Notes in anticipation of future sales.

You may also obtain copies of the registration rights agreement, the indenture and the form of the first supplemental indenture, including the form of the global notes (the governing documents of the 2023 Notes) through Embraer’s filings with the SEC. If you need any additional information or have any questions, you may contact Luciano Rodrigues Fróes, Head of Investor Relations at +(55-12) 3927-4404.

Issuer and Embraer will not receive any of the proceeds from any resale of the 2023 Notes that may be made pursuant to the Registration Statement.

Since the Registration Statement has not yet become effective, the 2023 Notes may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective and the relevant noteholder is added thereto. This press release shall not constitute an offer to sell or the solicitation of an offer to buy or shall there be any sale of these 2023 Notes in any State in which such offer, solicitation or sale would be unlawful prior to the effective registration under the securities laws of any such State.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

Exhibit 99.2

FORM OF SELLING NOTEHOLDER NOTICE AND QUESTIONNAIRE

The undersigned (the “Selling Noteholder”) is a beneficial holder of the 5.696% Senior Notes due 2023 (the “Notes”), issued by Embraer Overseas Limited, an exempted limited liability company incorporated under the laws of the Cayman Islands (“Embraer Overseas”) and unconditionally guaranteed by Embraer S.A., a Brazilian Corporation (“Embraer”) issued to the Selling Noteholder in connection with exchange offers completed on September 16, 2013 and September 30, 2013 Embraer Overseas and Embraer in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) . The Selling Noteholder understands that Embraer Overseas and Embraer have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (the “Shelf Registration Statement”) for the registration and resale under Rule 415 of the Securities Act, of the Notes held by the Noteholders pursuant to the terms and conditions of the Registration Rights Agreement, dated as of September 16, 2013 (the “Registration Rights Agreement”), among Embraer Overseas, Embraer and Citigroup Global Markets Inc. (the “Trustee”), Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the initial purchasers of the Notes. A copy of the Registration Rights Agreement is available from Embraer Overseas upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Each Selling Noteholder is entitled to the benefits of the Registration Rights Agreement. In order to sell or otherwise dispose of any of the Notes pursuant to the Shelf Registration Statement, a beneficial owner of the Notes will be required to be named as a Selling Noteholder in the related prospectus, deliver a prospectus to potential purchasers of the Notes and be bound by those provisions of the Registration Rights Agreement applicable to such beneficial owner (including certain indemnification provisions, as described below). Beneficial owners that do not complete this Notice and Questionnaire and deliver it to Embraer Overseas as provided below will not be named as Selling Noteholders in the prospectus and therefore will not be permitted to sell any of the Notes pursuant to the Shelf Registration Statement. Upon receipt of a completed Notice and Questionnaire from a beneficial owner following the effectiveness of the Shelf Registration Statement, Embraer Overseas and Embraer will (i) file, in accordance with the Registration Rights Agreement, such amendments to the Shelf Registration Statement or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of the Notes, and (ii) submit to the Trustee all necessary documentation to be executed by Embraer Overseas and Embraer to allow the Selling Noteholder to sell the Notes covered by the Notice and Questionnaire under the Shelf Registration Statement.

Certain legal consequences arise from being named as a Selling Noteholder in the Shelf Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of the Notes are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a Selling Noteholder in the Shelf Registration Statement and the related prospectus.

Notice

The Selling Noteholder hereby gives notice to Embraer Overseas and Embraer of its intention to sell or otherwise dispose of the Notes beneficially owned by it and listed below in Item 3 (unless otherwise specified under Item 3) pursuant to the Shelf Registration Statement. The Selling Noteholder, by signing and returning this Notice and Questionnaire, understands that it will be bound by the terms and conditions of this Notice and Questionnaire and the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the Selling Noteholder has agreed to indemnify and hold harmless the directors and officers of Embraer Overseas and Embraer and each person, if any, who controls Embraer Overseas and Embraer within the meaning of either Section 15 of the Securities Act, or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and against certain losses arising in connection with statements concerning the Selling Noteholder made in the Shelf Registration Statement or the related prospectus in reliance upon the information provided in this Notice and Questionnaire.

Upon any sale of  any Notes pursuant to the Shelf Registration Statement, the Selling Noteholder will also be required to deliver to Embraer Overseas a Notice of Transfer (completed and signed) in the form attached hereto as Exhibit 1 and hereby undertakes to do so.

The Selling Noteholder agrees to only sell the Notes pursuant to a Registration Statement or in compliance with Rule 144 under the Securities Act or pursuant to another exemption from registration under the Securities Act and that the Selling Noteholder shall not be entitled to sell any such Notes pursuant to a Registration Statement and related prospectus unless such Selling Noteholder has delivered to Embraer Overseas a completed and signed Notice and Questionnaire in accordance with the Registration Rights Agreement.

The Selling Noteholder hereby provides the following information to Embraer Overseas and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

1.	(a) Full Legal Name of Selling Noteholder:

(b)	Full Legal Name of registered holder (if not the same as (a) above) through which the Notes listed in Item (3) below are held:

2.	Address for Notices to Selling Noteholder:

Telephone:

Fax:

Contact Person:

3.	Beneficial Ownership of the Notes:

(a)	Amount of Notes beneficially owned:

(b)	CUSIP No(s) of the Notes beneficially owned:

4.	Beneficial Ownership of Embraer and Embraer affiliates’ securities owned by the Selling Noteholder:

Except as set forth below in this Item (4), the Selling Noteholder is not the beneficial or registered owner of any Other Securities. “Other Securities” means securities of Embraer and Embraer affiliates’ other than the Notes listed above in Item (3).

(a)	Type and Amount of Other Securities beneficially owned by the Selling Noteholder:

(b)	CUSIP No(s) of such Other Securities beneficially owned:

5.	Is the Selling Noteholder a “broker dealer” (please check one):

Yes:               No:

6.

If the answer to Item 5 is “no”, is the Selling Noteholder affiliated with a broker dealer, directly or indirectly through one or more intermediaries (i.e., does the Selling Noteholder control a broker dealer, is the Selling Noteholder controlled by a broker dealer, or is the Selling Noteholder under common control with a broker dealer) (please check one):

Yes:               No:

7.	Relationship with Embraer Overseas and Embraer:

Except as set forth below, neither the Selling Noteholder nor any of its affiliates, officers, directors or principal equityholders (5% or more) has held any position or office or has had any other material relationship with Embraer Overseas and Embraer (or its predecessors or affiliates) during the past three years.

State any exceptions here:

8.	Plan of Distribution:

Except as set forth below, the Selling Noteholder intends to distribute the Notes listed above in Item (3) pursuant to the Shelf Registration Statement only as follows (if at all): Such Notes may be sold from time to time directly by the undersigned or, alternatively, through underwriters, broker-dealers or agents. If the Notes are sold through underwriters or broker-dealers, the Selling Noteholder will be responsible for underwriting discounts or commissions or agents’ commissions and will otherwise be required to comply with the applicable provisions of the Registration Rights Agreement. Such Notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions (which may involve cross or block transactions) (i) on any national securities exchange or quotation service on which the Notes may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (iv) through the writing of options, (v) pursuant to Rule 144 under the Securities Act or (vi) pursuant to another exemption from registration under the Securities Act. In connection with sales of the Notes or otherwise, the Selling Noteholder may enter into hedging transactions with broker-dealers which may in turn engage in short sales of Shares in the course of hedging positions they assume.

State any exceptions here:

Note: In no event will such method(s) of distribution take the form of an underwritten offering of the Notes without the prior agreement of Embraer Overseas and Embraer as set forth in the Registration Rights Agreement.

The Selling Noteholder acknowledges that it understands its obligation to comply with the provisions of the Exchange Act, and the rules thereunder relating to securities manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any offering of the Notes pursuant to the Shelf Registration Statement. The undersigned agrees that neither it nor any person acting on its will engage in any transaction in violation of such provisions.

The Selling Noteholder hereby acknowledges its obligations under the Registration Rights Agreement to indemnify and hold harmless certain persons as set forth therein.

Pursuant to the Registration Rights Agreement, Embraer Overseas and Embraer has agreed under certain circumstances to indemnify the Selling Noteholder against certain liabilities.

In the event that the Selling Noteholder transfers all or any portion of the Notes listed in Item (3) above after the date on which such information is provided to Embraer Overseas, the Selling Noteholder agrees to notify the transferee(s) at the time of the transfer of its rights and obligations under this Notice and Questionnaire and the Registration Rights Agreement.

In accordance with the Selling Noteholder’s obligation under the Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the Selling Noteholder agrees to immediately notify Embraer Overseas of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at anytime while the Shelf Registration Statement remains effective. All notices hereunder shall be made pursuant to the Registration Rights Agreement to the address set forth below.

By signing below, the Selling Noteholder consents to the disclosure of the information contained herein in its answers to Items (1) through (8) above and the inclusion of such information in the Shelf Registration Statement and the related prospectus. The Selling Noteholder understands that such information will be relied upon by Embraer Overseas, the Shelf Registration Statement and the related prospectus, Embraer and the trustee in connection with represents and warrants that the information contained herein is complete and accurate and the preparation of, or any amendment or supplement to.

Once this Notice and Questionnaire is executed by the Selling Noteholder and received by Embraer Overseas, the terms of this Notice and Questionnaire and the Registration Rights Agreement, and the representations and warranties contained herein and therein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives and assigns of Embraer Overseas and Embraer and the undersigned with respect to the Notes beneficially owned by the undersigned and listed in Item (3) above. This Notice and Questionnaire shall be governed in all respects by the laws of the State of New York.

This Notice and Questionnaire shall be void unless the introductory details and Items (1) through (8) above are duly completed and the representations and warranties set forth herein and the Registration Rights Agreement are complied with.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:

Beneficial Owner

By:

Name:

Title:

PLEASE RETURN THE COMPLETED AND EXECUTED

NOTICE AND QUESTIONNAIRE TO:

Embraer Overseas Limited

c/o Embraer S.A.
Avenida Brigadeiro Faria Lima, 2170

F-56, térreo, sala 2656
12227-901 São José dos Campos, S.P.
Brazil

Attn: Luciano Rodrigues Fróes, Head of Investor Relations
Telephone: +(55-12) 3927-4404

Exhibit 1 to Notice and Questionnaire

NOTICE OF TRANSFER

Embraer Overseas Limited

c/o Embraer S.A.
Avenida Brigadeiro Faria Lima, 2170F-56, térreo, sala 2656
12227-901 São José dos Campos, S.P.
Brazil

Attn: Luciano Rodrigues Fróes, Head of Investor Relations

Re:  5.696% Senior Notes due 2023 and Embraer Overseas Limited (“Embraer Overseas”)

Dear Sirs and Madams,

Please be advised that the undersigned has transferred          5.696% Senior Notes due 2023 (the “Notes”) issued by Embraer Overseas, pursuant to an effective Registration Statement on Form F-3 (File No 333- 195376) filed by Embraer Overseas and Embraer S.A. We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied with respect to the transfer described above and that the below named beneficial owner of the Notes is named as Selling Noteholder in the amendment or supplement to the Registration Statement and that the aggregate Notes transferred are listed in such amendments or supplement to the Registration Statement opposite such owner’s name.

Dated:

Very truly yours,

Beneficial Owner

By:
(Authorized Signature)

Ex.1-1